

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 27, 2016

William Seippel
Chief Executive Officer
Worthpoint Corporation
5 Concourse Parkway NE, Suite 2850
Atlanta, GA 30328

Re: Worthpoint Corporation
Draft Offering Statement on Form 1-A
Submitted September 30, 2016
CIK No. 0001450158

Dear Mr. Seippel:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related disclosures throughout the offering circular pursuant to the guidance in Part F/S of Form 1-A.

Cover Page

2.   Please revise the total maximum proceeds to the issuer in the table at the top of the cover page to account for the underwriting discount of $75,000.

Risk Factors, page 7

3.   Please tell us what consideration you gave to including a risk factor that highlights the risk from your business assets being used as collateral for the credit facility with Access National Bank, as disclosed on page 24.

Use of Proceeds to Issuer, page 15

4. In the first risk factor on page 8 you highlight the risk of using a significant portion of the proceeds to insiders if the company raises only $1 million. Please tell us what consideration you gave to disclosing how you plan to use the proceeds should you only raise this amount.

5. You disclose on page 24 that you intend to use part of the offering proceeds to retire the promissory notes. Please revise this section to account for the retirement of these notes or advise.

Compensation of Directors and Executive Officers, page 30

6. Your exhibit index indicates that you intend to include the 2007 Equity Incentive Plan. Please disclose the information under Item 11(d) of Form 1-A or advise.

Plan of distribution, page 32

7. You state that investor funds will be held in an escrow account. Please expand to disclose the events or contingencies that must occur for the funds to be released to you. Also clarify under what circumstances escrowed funds may be returned to investors and explain the procedures and anticipated timing.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Preferred Stock, page F-9

8. We note you disclose that you presented the preferred stock within stockholders' equity due to the exemptions allowed for private companies. We also note that your preferred stock has liquidation and redemption features. Please tell us how you considered the guidance in FASB ASC 480-10-S99 in determining that it is appropriate to classify your preferred shares as permanent equity and explain in more detail the redemption and liquidation features associated with your preferred shares.

Index to Exhibits, page 37

9. Please tell us what consideration you gave to filing the credit facility with Access National Bank. Refer to paragraph 6(b) of Item 17 in Form 1-A.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Sara Hanks, Esq.
        KHLK, LLP